

December 31, 2014

Via E-Mail
Mr. Gordon Hum
Chief Executive Officer
Crypto-Services, Inc.
711-8 Lee Centre Dr.
Scarborough, ON
Canada M1H 3H8

> **Re: Crypto-Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 5, 2014**
> **File No. 333-200760**

Dear Mr. Hum:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.	You appear to be a shell company as defined in Rule 405. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover Page

3.	Please delete the tabular presentation, which is not appropriate in the context of an offering to be conducted on a no minimum basis. Additionally, given the "no minimum" nature of the offering, supplement the disclosures on pages 6, 11, 17 and 23 to reflect assumed completion of ten percent of the proposed offering, rather than presenting 25% of the offering as the minimum offering completion level.

4.	Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that you will operate a website and on page 6 you state that you will compete with other information sites. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

Prospectus Summary

Overview, page 6

5.	Please revise to disclose that there can be no assurances that your efforts to develop the proposed website will succeed, or that you will be able to successfully market the proposed website, if developed. Please include this disclosure in the Description of Business section as well.

Summary of the Offering by the Company, page 7

6.	Please remove your disclosure regarding how you will use the proceeds if 10 million shares of common stock are sold as it appears inappropriate in the context of an offering without a minimum component.

Risk Factors

Risks Related to this Offering, page 9

7.	Please tell us whether you plan to register your common stock under the Exchange Act. If you do not plan to file a '34 Act registration statement before the effective date of your '33 Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the bulk of the tender offer regulations. Please make similar revisions to the disclosure under "Available Information" on page 24.

Risks Related to Our Business, page 12

8.   Please include risk factor disclosure addressing the fact that you are relying on uncompensated executives to develop your website and that you have no intention to compensate them in the future.

Use of Proceeds, page 17

9.   Please revise, if accurate, to indicate that you will fund the expenses of the offering using currently available cash or proceeds of the offering, rather than your current cash flow. Similar concerns exist on page 23.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

10.   Please revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

Directors, Executive Officers, Promoters and Control Persons, page 25

11.   Your statement that Mr. Hum and Mr. Jong spend approximately 20 hours per week providing services to the company is inconsistent with your disclosure on pages 9 and 21 that they only spend 15 hours per week providing services to the company. Please revise or advise.

12.   We note that Mr. Hum obtained a diploma in Computer Science Technology and that Mr. Jong obtained a Mechanical Engineering Technology degree from Dawson College in Quebec. Please tell us whether these degrees are comparable to baccalaureate degrees awarded under the U.S. collegiate system.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you thereafter require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via-Email
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC